SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                           PENN TREATY AMERICAN CORPORATION
                              --------------------
                                (Name of Issuer)



                     Common Stock, $.10 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    707874103
                                  ------------
                                 (CUSIP Number)

                                  October 22, 2009
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)


                               Page 1 of 2 Pages


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                                  SCHEDULE 13G

CUSIP No. 707874103                                         Page 2 of 2 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William L. Collins       EIN # ###-##-####
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                          1,526,379
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            1,526,379
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,526,379
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.55%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
-------------------------------------------------------------------------------

Schedule 13G

Item 1(a).

Name of Issuer: Penn Treaty American Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

2500 Legacy Drive, suite 130
Frisco, Texas 75034

Item 2(a).   Name of Person Filing:

William L. Collins


Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal office of William L. Collins is:

600 Lexington Avenue
8th Floor
New York, NY 10022

Item 2(c).   Citizenship:

Mr. Collins is a U.S. citizen.

Item 2(d).   Title of Class of Securities:

Common Stock, $0.10 par value per share

Item 2(e).   CUSIP Number:

707874103

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c)

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

            (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   | | Investment Adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E)

            (f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

            (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

            (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.      Ownership.


            (a)   Amount beneficially owned: 1,526,379

            (b)   Percent of class: 6.55%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

			1,526,379

                  (ii)  Shared power to vote or to direct the vote:

			0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,526,379

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

--------------
(1) Percentages are based on 23,290,712 shares of Common Stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2008. Such annual report was filed with the Securities Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company under the Exchange Act setting forth the number of shares of Common Stock outstanding.

Item 5.    [ ] Ownership of Five Percent or Less of a Class.


Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

No persons other than Mr. Collins have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
                                    ----------


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of October 22, 2009



                             By:  William L. Collins


                             By:   /s/  William L. Collins
                                --------------------------------------